                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1      NAME AND ADDRESS OF COMPANY

            Gerdau Ameristeel Corporation
            Hopkins Street South
            Whitby, Ontario
            L1N 5T1

ITEM 2      DATE OF MATERIAL CHANGE

            April 1, 2004

ITEM 3      NEWS RELEASE

            A press release was issued on April 1, 2004.

ITEM 4      SUMMARY OF MATERIAL CHANGE

            Gerdau Ameristeel Corporation announced on April 1, 2004 that it intends to sell 26,800,000 common shares to its majority shareholder, Gerdau S.A. The price has been set at C$4.90 per share, the closing price of the Company's common shares on the Toronto Stock Exchange on March 31, 2004.

ITEM 5      FULL DESCRIPTION OF MATERIAL CHANGE

            Gerdau Ameristeel Corporation announced on April 1, 2004 that it intends to sell 26,800,000 common shares to its majority shareholder, Gerdau S.A. The price has been set at C$4.90 per share, the closing price of the Company's common shares on the Toronto Stock Exchange on March 31, 2004. The Company intends to use the total net proceeds of approximately US$100 million for general corporate purposes, which may include funding capital equipment or working capital and repayment of debt.

            The transaction is subject to approval of the Toronto Stock Exchange and closing is expected to take place no later than April 16, 2004.

            As of March 31, 2004 Gerdau Ameristeel has 198,196,559 shares outstanding. Gerdau S.A. indirectly holds 68.60%, or 135,954,900 of those shares. Upon completion of the transaction Gerdau Ameristeel will have 224,996,559 common shares outstanding of which 72.34%, or 162,754,900 shares, will be held indirectly by Gerdau S.A.

ITEM 6      RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

            Not applicable.

ITEM 7      OMITTED INFORMATION

            No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8      EXECUTIVE OFFICER

            For further information please contact Tom J. Landa, Vice-President, Chief Financial Officer and Secretary at (813) 207-2300.

ITEM 9      DATE OF REPORT

            April 8, 2004.